Exhibit (a)(1)(R)

FORM OF E-MAIL COMMUNICATION TO ELIGIBLE PARTICIPANTS

TO:	[Eligible Participants]

FROM:	optionexchange@turtlebeach.com

SUBJECT:	Supplement to Stock Option Exchange Offer Program Materials

DATE:	May 18, 2015

On April 22, 2015, we announced the start of a voluntary stock option exchange program to enable eligible participants to exchange eligible out-of-the-money stock options for new, “replacement” stock option grants covering a lesser number of underlying shares with an exercise price at the fair market value of our common stock.

On May 18, 2015 the Company (i) filed a Current Report on Form 8-K with the SEC announcing its entry into a subordinated promissory notes with SG VTB Holdings, LLC, the Company’s largest stockholder, and a trust affiliated with Ronald Doornink, the Company’s Chairman of the Board and (ii) filed a Preliminary Information Statement on Schedule 14C with the SEC announcing the approval of an amendment to the Company’s Articles of Incorporation (as amended) to increase the number of shares of common stock authorized for issuance from 50,000,000 to 100,000,000 by the Company’s Board of Directors and stockholders (collectively, the “May 18 Filings”). In connection with the May 18 Filings, we have also amended certain sections of the Offer to Exchange Eligible Stock Options for Replacement Options (the “Offer to Exchange”) previously provided to you to reflect the Company’s filing of the May 18 Filings and to incorporate certain information contained therein.

In all other respects, the terms of the exchange offer program have not been modified from the terms previously communicated to you, and if you have already submitted your Election Form, you do not have to submit a new Election Form. If you want to withdraw a previously submitted election, you may do so until the expiration of the offer.

A copy of the amended Offer to Exchange is attached to this e-mail. You can also view the amended offering material and amended Schedule TO, as well as the filings described above, on the SEC’s website at https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001493761.

If you wish to exchange your eligible stock options for replacement stock options on the terms described in the offering materials, your Election Form must be properly completed, signed and received by 8:59 p.m. Pacific Time, on May 19, 2015, unless we are required or decide to extend the offering period to a later date. There are no exceptions to this deadline, so we encourage you not to wait until the last day to make your election if you wish to participate

Your participation in the exchange offer program is completely voluntary, and you are not obligated to participate. Any eligible stock options you do not elect to exchange generally will remain subject to their present terms. To obtain another copy of your Election Form or a Notice of Withdrawal, or if you have any questions about the exchange offer program, please email optionexchange@turtlebeach.com or call Megan Wynne at (858) 914-2434.